Exhibit 99.20

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
FINANCIAL STATEMENTS

Three month period ended March 31, 2016 and 2015
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Financial Statements
March 31, 2016
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended March 31, 2016.

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	Notes	March 31, 2016	December 31, 2015
		$	$
ASSETS
CURRENT
Cash and cash equivalents		245,289	-
Prepaid expenses and deposits		12,951	12,951
Goods and Services Tax/Harmonized Sales Tax Receivable		1,744	1,744
		259,984	14,695
OTHER	5	1	1
		259,985	14,696
LIABILITIES
CURRENT
Bank overdraft		-	141
Trade payable and accrued liabilities		333,214	333,034
Convertible note	7	65,290	62,460
Due to related parties	8	222,471	228,471
		620,975	624,106
SHAREHOLDERS' DEFICIENCY
Share capital	9	3,091,370	2,800,010
Share committed for issuance		4,800	4,800
Equity component of convertible note		1,080	1,080
Warrant and option reserve	9	123,272	121,939
Deficit accumulated during the development stage		(3,581,512)	(3,537,239)
		(360,990)	(609,410)
		259,985	14,696
Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 11)

On behalf of the Board:
“Robert Horsley”	Director	“Brian Gusko”	Director
Robert Horsley		Brian Gusko

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

		Three months	Three months
		ended	ended
	Notes	March 31, 2016	March 31, 2015
Expenses
Advertising and promotion		$-	22,328
Amortization of intangible assets		-	1,479
Amortization of property and equipment		-	-
Bank charges & interest		110	934
Donation		-	-
Financial instrument loss		-	1,000
Insurance		-	997
Interest on convertible note	7	2,830	10,402-
Office and miscellaneous		-	350
Professional fees		31,000	20,013
Rent and occupancy costs		-	1,350
Share based payments		1,333	11,998
Telephone and utilities		-	694
Transfer agent		9,000	2,191
Travel		-	169
Wages and benefits		-	40,000
		44,273	113,905
Other Expenses (Income)
Exchange loss/(gain)		-	-

Net Loss and Comprehensive Loss		$(44,273)	(113,905)

Loss per share Basic and Diluted		$(0.007)	(0.003)
Weighted average number of common shares outstanding		6,207,498	1,308,019

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

					Equity
	Number of		Share	Share	component of	Warrant
	common	Share	Subscriptions	committed	convertible	and option
	shares	capital	received	for Issuance	note	reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance at December 31, 2014	1,299,228	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Shares exchanged for debt @ 0.05	39,333	23,600	-	-	-	35,400	-	59,000
Common shares issued for cash @ 0.05	27,333	16,400	(30,000)	-	-	24,600	-	11,000
Share based payments	-	-	-	-	-	11,998	-	11,998
Options expired unexercised	-	-	-	-	-	(40,385)	40,385	-
Loss for the period	-	-	-	-	-	-	(113,905)	(113,905)
Balance at March 31, 2015	1,365,895	2,800,010	-	-	-	321,379	(4,029,057)	(907,668)

Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)
Common shares issued for cash @ 0.06	4,855,998	291,360	-	-	-	-	-	291,360
Share based payments	-	-	-	-	-	1,333	-	1,333
Loss for the period	-	-	-	-	-	-	(44,273)	(44,273)
Balance at March 31, 2016	6,221,885	3,091,370	-	4,800	1,080	123,272	(3,581,512)	(360,990)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	March 31, 2016	March 31, 2015
	$	$
Cash flows used in operating activities
Net loss and comprehensive loss	(44,273)	(113,905)
Adjustments for items not affecting cash
Amortization of property and equipment	-	-
Amortization of intangible assets	-	1,479
Financial instrument loss		1,000
Interest on convertible note	2,830	10,414
Share based payments	1,333	11,998
Changes in non-cash working capital balances
Goods and Services Tax/Harmonized Sales Tax recoverable	-	427
Prepaid expenses	-	-
Trade payable and accrued liabilities	180	13,329
	(39,930)	(75,348)
Cash flows used in investing activities
Additions to intangible assets	-	(633)
	-	(633)
Cash flows from/(used in) financing activities
Issue of common shares for cash, net of subscriptions received in advance	291,360	11,000
Promissory note	-	-
Due to related parties	(6,000)	64,412
	285,360	75,412

Change in cash and cash equivalents	245,430	(569)
Cash and cash equivalents, beginning of period	(141)	1,513
Cash and cash equivalents, end of period	245,289	944

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Upon approval by the Canadian Securities Exchange the Company began trading under the existing symbol “PT” on March 15, 2016. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s interim financial statements as at March 31, 2016 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company had a net loss of $44,273 for the three months ended March 31, 2016 (March 31, 2015 – $113,905) and had a working capital deficiency of $360,990 at March 31, 2016 (December 31, 2015 – $609,411).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These condensed interim financial statements have been prepared in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim financial statements follow the same accounting policies and methods of applications our most recent annual financial statements. Accordingly, the condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

(b)	Basis of Presentation

These condensed interim financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar.

(c)	Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

(b)	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended December 31, 2015 and 2014 this calculation proved to be anti-dilutive and therefore diluted per share amounts do not differ from basic per share amounts.

(c)	Intangible assets

Technology licenses acquired from third parties that include licenses and rights to technologies are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on an annual basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value for each cash-generating unit, calculated based on undiscounted future cash flows, is less than the carrying value, the asset is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

(d)	Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(e)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(f)	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

4.	SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement with Forge Therapeutics Inc. ("Forge") - a private US company - to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction. Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured.

5.	INTANGIBLE ASSETS - PATENTS

Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent.

Cost
December 31, 2014		$88,079
Additions		5,570
Impairment	-	93,648
Disposition	-	1
December 31, 2015		$-
Additions		-
March 31, 2016		$-
Amortization
December 31, 2014		$23,589
Amortization for the period		2,993
Impairment	-	26,582
December 31, 2015		$-
Amortization for the period		-
March 31, 2016		$-
Carrying amounts
December 31, 2015		$-
March 31, 2016		$-

6.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188.

On September 11, 2015, when the note matured the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder agreed to accept and the Company agreed to a penalty of $5,000 bringing the total owing to $61,000. The Company and the note holder further agreed to issue a new convertible note effective September 11, 2015 in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price of $0.05 per

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

share. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

At March 31, 2016 and December 31, 2015 the Company’s convertible notes were valued as follows:

	March 31, 2016	December 31, 2015
Opening balance	$62,460	$26,642
Equity component	-	1,080
Loss on settlement of convertible note	-	5,000
Accretion	-	25,503
Accrued interest	2,830	6,395
	$65,290	$62,460

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

	March 31, 2016	December 31, 2015
Amounts owing to the CFO and director for loan and consulting accounting fees and interest on ISA	$23,986	$23,986
Amount owing to a former director for legal fees	21,328	21,328
Amounts owing to a former director for loans and interest on ISA	10,000	10,000
Amount owing to a former CEO and former director for advances to
the Company and for interest on ISA	167,157	173,157
	$222,471	$228,471

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related parties were for services provided to the company were:

	March 31, 2016	December 31, 2015
Salary paid or accrued for a former CEO and former director	$106,667	$106,667
Consulting fees paid or accrued to the CFO and director	24,000	24,000
Accounting fees paid or accrued to a company controlled by CFO and director	7,500	7,500
Legal fees for services provided by a director	1,334	1,334
Share-based payments for options issued to a director	4,500	4,500
Total key management personnel compensation	$144,001	$144,001

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

8.	SHARE CAPITAL

CLASS A COMMON SHARES

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
6,221,895	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

On March 31, 2016 the Company closed a non-brokered private placement and issued 4,855,998 shares at $0.06 per unit for cash proceeds of $291,360. Each unit is comprised of one common share.

Stock options and share based payments:

As at March 31, 2016, and December 31, 2015 the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price $	31-March-2016	31-December-2015
3-Jul-17	3.00	833	833
21-Dec-17	3.00	5,000	5,000
04-Apr-18	3.00	3,333	3,333
07-Mar-19	3.00	4,167	4,167
Balance	3.00	13,333	13,333

The options outstanding and exercisable at March 31, 2016, have a weighted average remaining contractual life of 2.24 years (December 31, 2015 – 2.4 years). During three months ended March 31, 2016, there were no options issued (year ended December 31, 2015 – 13,333). Stock option activity was as follows:

	March 31, 2016		December 31, 2015
	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	122,500	$3.36	122,500	$3.36
Expired/Cancelled	-	$-	(122,500)	(3.66)
Issued	13,333	$5.81	13,333	5.81
Balance at year end	13,333	$3.00	13,333	$3.00

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2015. The Company issued 13,333 options during the year ended December 31, 2015: 8,333 3 year options with a strike price of $7.50 and 5,000 5 year options to a director Wendi Rodrigueza with a strike price of $3.00. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	March 31, 2016	December 31, 2015
Expected volatility	299% - 308%	299% - 308%
Risk free interest rate	0.78% - 1.63%	0.78% - 1.63%
Expected life in years	5	5
Grant date fair value per option	$1.50 - $2.40	$1.50 - $2.40
Forfeiture rate	4%	4%

Warrants:

As at March 31, 2016, and December 31, 2015, the following share purchase warrants were issued and outstanding:

Expiry Date	Exercise Price $	31-March-2016	31-December-2015
28-Feb-16	3.00	-	23,333
20-Mar-16	4.50	-	66,667
01-Oct-16	3.00	72,000	72,000
08-Oct-16	3.00	3,000	3,000
18-Oct-16	3.00	66,000	66,000
18-Oct-16	3.00	1,333	1,333
05-Nov-16	3.00	224,333	224,333
05-Nov-16	3.00	1,667	1,667
Balance	3.00	368,333	458,333

The warrants outstanding and exercisable at March 31, 2016, have a weighted average remaining contractual life of 0.4 years (2015 – 0.6 years). Warrant activity was as follows:

	March 31, 2016		December 31, 2015
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $
Opening balance	458,333	$3.22	519,000	$3.68
Expired	(90,000)	3.00	(123,334)	5.24
Exercised	-	-	(4,000)	4.50
Issued	-	-	66,667	4.50
Closing balance	368,333	$3.22	458,333	$3.22

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

9.	FINANCIAL INSTRUMENTS AND RISK

As at March 31, 2016, the Company’s financial instruments consist of cash and cash equivalents, trade payables, due to related parties, a convertible note and a derivative liability.

The carrying value of bank overdraft, trade payables and accrued liabilities, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $61,000.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $333,214 are current trade payables, $65,290 is due on September 11, 2016 (Note 7), $222,471 is due on demand to related parties. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At March 31, 2016, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents are measured using level 1 fair value inputs. The derivative component of the convertible note is measured using level 3 fair value inputs.

10.	SUPPLEMENTIAL CASH FLOW INFORMATION

The Company did not have any non-cash transactions during three months ended March 31, 2016.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2016 and 2015

11.	SUBSEQUENT EVENTS

  April 18, 2016, the Company announced that it has entered into an arrangement agreement dated April 18, 2016 in order to effect the plan of arrangement between the Company and Cabbay Holdings Corp. under the Business Corporations Act (British Columbia).

  On April 27, 2016, the Company announced the appointment of Mr. Abbey Abdiye as Chief Financial Officer (CFO) following Mr. Derick Sinclair’s resignation as CFO.